UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

COMMISSION FILE NO. 001-31395

Canadian Superior Energy Inc.

(Translation of registrant’s name into English)

Suite 2700, 605 Fifth Avenue, SW
Calgary, Alberta, Canada T2P 3H5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

CANADIAN SUPERIOR ENERGY INC.

/s/ Roger Harman
Roger Harman
Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated April 3, 2007
99.2	Press Release, dated April 24, 2007
99.3	Press Release, dated May 11, 2007
99.4	Press Release, dated May 16, 2007
99.5	Press Release, dated May 29, 2007
99.6	Press Release, dated June 18, 2007
99.7	Press Release dated June 19, 2007
99.8	Press Release, dated June 20, 2007
99.9	Press Release, dated June 25, 2007
99.10	Press Release, dated June 26, 2007
99.11	Press Release, dated July 3, 2007
99.12	Press Release, dated August 8, 2007
99.13	Press Release, dated August 16, 2007
99.14	Press Release, dated September 12, 2007
99.15	Press Release, dated September 25, 2007
99.16	Press Release, dated October 1, 2007
99.17	Press Release, dated October 19, 2007
99.18	Press Release, dated October 25, 2007
99.19	Press Release, dated October 30, 2007
99.20	Press Release, dated October 31, 2007
99.21	Press Release, dated November 2, 2007

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